Exhibit 99.4

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

3 June 2015

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

Sydney NSW 2000

Australia

Dear Sir/Madam

Commencement of Irish Companies Act 2014

James Hardie Industries plc (“James Hardie”) is a public limited company, incorporated and existing under the laws of Ireland and is governed by all applicable aspects of Irish company law. On 23 December 2014, the Irish Companies Act 2014 was enacted and commenced with substantial effect as of 1 June 2015. While the Irish Companies Act 2014 is largely a consolidation of Irish company law, it does make certain changes to Irish company law applicable to Irish public limited companies, such as James Hardie. Of particular note, the Irish Companies Act 2014 includes a three percent (3%) ownership threshold at which shareholders of a public limited company are required to disclose the nature of their ownership interest to the applicable company. Previously, the applicable ownership threshold for shareholder disclosure was five percent (5%). James Hardie is issuing this announcement to notify shareholders of this change in applicable Irish company law.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719